

December 12, 2014

Via E-mail
Mr. Ron Daems
President, Chief Executive Officer
Strata Oil & Gas Inc.
10010-98 Street
PO Box 7770
Peace River, Alberta
Canada T8S 1T3

> **Re:** **Strata Oil & Gas Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 000-50934**

Dear Mr. Daems:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2013

Information on the Company, page 14

Planned Work by the Company for 2014, page 24

1.   We note your disclosures on pages 24 through 32 include information relating to resources which appear to conflict with guidance pertaining to disclosures about oil and gas activities. Please refer to the following examples of these disclosures.

- a quantitative estimate of "Petroleum-Initially-In-Place" on page 24,

- a list of the criteria for the classification of the "Discovered Resource" into "Low, Best ("Most Likely") and High" categories and the resulting quantitative estimates for the "Original Bitumen In Place ("OBIP") on page 25,

- estimates of the daily producing rate and production life based on a production schedule for the Cadotte leases on page 27,

- recovery factors relating to the "Low estimate", "Most Likely" estimate and "High" estimate of "effective OBIP" on page 27,

- a list of the contingencies relating to classifying the Cadotte Recoverable bitumen a "Contingent Resource" as a reporting requirement on page 27 and the quantitative estimates of recoverable "Contingent Resource for the Cadotte Area by Target Zone" based on the effective OBIP on page 28,

- reference to an initial economic evaluation conducted in 2008 by Norwest Quest at a level of study consistent with that of a "Preliminary Feasibility Study", the quantitative estimate of a "Most Likely potentially recoverable Discovered PIIP" and the resulting determination based on a forecast price of $65 per barrel of a net present value discounted at 10% of cash flows before income taxes on page 28,

- quantitative estimates of cumulative cash flow, cumulative discounted (10%) cash flow and IRR relating to a sensitivity analysis using three different oil price assumptions completed in 2010 by Norwest Corporation and a determination of the return on capital invested and "Net Present Value ("NPV")" discounted at 10% as well as the resulting impact to the return on capital investment for a WTI crude oil price of $85 per barrel and $75 per barrel, respectively, on page 28,

- the caveat that the report prepared by Norwest Corporation "does not attempt to place a Fair Market Value" on the potentially recoverable portion of the Contingent Resources within the "Target Area of the Cadotte properties" on page 29,

- references to specific resource classifications such as "Discovered Resource" or "Discovered Petroleum Initially in Place (PIIP)" and author's opinion that the Cadotte West leases should be classified as "Discovered PIIP" and the resulting classification of the "Discovered PIIP" into "Low", "Best" and "High" categories based on the disclosure of a list of specific criteria for such estimates on page 30,

- Tables 1.1, 1.2 and 1.3 providing a summary of quantitative estimates relating to the Petroleum Initially in Place (PIIP) and Potentially Recoverable Bitumen for the Cadotte Central and Cadotte West areas on pages 31 and 32, and

- the conclusion relating to the classification as "prospective" for the estimates of "Recoverable Bitumen" shown in Table 1.3 for the Cadotte West Area on page 32.

As you may know, the Instruction to Item 1202 of Regulation S-K, applicable by way of Instruction 2 to Item 4 of Form 20-F, also Instruction 1(b)(ii) to Item 4.D of Form 20-F, generally prohibit disclosure in any document publically filed with the Commission of estimates and values of oil or gas resources other than reserves. Therefore, if your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, you should refrain from making such disclosures to adhere to this guidance.

Please also understand, that notwithstanding your disclosure stating that certain estimates relating to the Cadotte Area Leases were prepared by a qualified person as defined by the National Instrument 51-101, and comply with the requirements using the Canadian regulatory NI 51-101 criteria, if such estimates do not also comply with Item 1201(c) of Regulation S-K, which requires reserves estimates to be prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X, these disclosures would also be inappropriate for disclosure on Form 20-F. Please revise accordingly.

Cadotte Central-Contingent Bitumen Resource, page 25

2.   Please expand your disclosure relating to the various technical reports prepared by Norwest Corporation to clarify that these reports relate to resources rather than reserves as defined in Rule 4-10(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant